17 May 2016

Mr. David Burton
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Re:    Zebra Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015, Filed February 29, 2016
Form 10-Q for the Quarterly Report Ended April 2, 2016, Filed May 10, 2016
SEC Comment Letter dated May 16, 2016
File No. 000-19406

Dear Mr. Burton,

On behalf of Zebra Technologies Corporation (“Zebra”), set forth below is the response to your letter of comment dated May 16, 2016 relating to the above referenced 10-K and 10-Q. The comments and headings are repeated below (comments are in italics).

Form 10-Q for the Quarterly Period Ended April 2, 2016

Exhibits 32.1 and 32.2

1.
We note that your certifications refer to the Form 10-Q for the period ended October 3, 2015. Please file an amendment to your Form 10-Q for the quarterly period ended April 2, 2016 that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the prior period.

Response:

As a result of a typographical error, the Section 1350 Certifications included as Exhibits 32.1 and 32.2 included an incorrect date, October 3, 2015, and should have included the correct date, April 2, 2016. In researching our files, the original signed certifications included the correct date of April 2, 2016. To correct this issue, by May 27, 2016, we will file a Form 10-Q/A that includes (1) an explanatory note describing the purpose of the Form 10-Q/A, (2) corrected Section 1350 certifications, and (3) the entire Form 10-Q for the period ended April 2, 2016.

Zebra acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response, please contact me directly at 847-793-2664.

Sincerely,

/s/ Michael C. Smiley

Michael C. Smiley
Chief Financial Officer